Market Commentary

May 8, 2023

Investors continued to rotate to the perceived relative safety of U.S. mega-cap stocks in April, resulting in modestly positive gains for large-cap indices. Conversely, small- and micro-cap indices languished amid numerous uncertainties and risks, including broadening regional banking woes, the debt ceiling standoff, sticky core inflation, and the heightened risk of a monetary policy error. Better-than-expected corporate earnings (albeit off of previously lowered forecasts) helped boost some stocks but did little to assuage broader investor concerns.

On May 3, the Federal Reserve (Fed) pushed through what markets widely believe (hope) to be its last rate hike, bringing the fed funds target range to +5.00-5.25 percent. However, given monetary policy works with "long and variable lags," it may be some time before the economy reflects the full impact of the Fed's aggressive tightening. Interest rate sensitive sectors such as housing have contracted in succession, with regional banks the latest casualty of the Fed's war against inflation. While fed fund futures imply the Fed will begin easing in the second half of 2023, "higher for longer" is an underappreciated risk if the Fed continues to premise policy on lagging indicators.

For our latest full *Global Investment Outlook & Strategy Update*, download the *.pdf document*.

Why the Federal Reserve should cut interest rates

March 21, 2023

Too much fiscal stimulus ($6.3 trillion) combined with widespread global lockdowns disrupted the fragile economic balance. Too much stimulus hampered a recovery by reducing the percentage of the population willing/needing to work which fueled labor shortage induced inflation.

A fiscal solution was needed to solve this core source of supply-shortage-related inflation. Specifically, legislation that focused on incentivizing people to work and for businesses to hire those that have been out of the workforce.

In the absence of a fiscal solution, the Federal Reserve took it upon itself to attack inflation. However, the Fed uses monetary tools geared toward impacting the demand side of inflation.

Unfortunately, the Federal Reserve was the last to recognize inflation was more than just transitory. So instead of raising rates slowly and ceasing printing trillions of dollars when the economy first reopened, the Fed didn't begin raising rates until a year ago after year-over-year inflation had surpassed 7%.

– *View the Full Article*

2023 Investment Seminars

The Sit Mutual Funds investment seminar series is back for the Summer of 2023. The series will include seminars on:

- Money, Investing and the Pursuit of Happiness
- Essential Terms, Documents and Laws to Know for Those Age 50 and Older
- Financial Psychology 101

For more details on the seminars and how to sign up, visit the *2023 Investment Seminar page*.

The Case for Dividend Growth Investing

Until recently, dividend-based strategies have lagged the market for several years primarily due to a combination of unprecedented outperformance from high "long duration" non-dividend paying growth stocks and the lagging performance of the defensive cohort within the dividend paying universe. Going forward, we believe there are several catalysts for sustained outperformance of dividend-paying stocks. Short term catalysts include continued market volatility and the risk of a recession. Long-term catalysts likely include more subdued market returns given the probability of prolonged sluggish economic growth, geopolitical risks, and somewhat higher inflation.

- *Case for Dividend Growth Investing Presentation*

Capital Gains Distributions

Click here for 2022 capital gain distributions. Contact your tax advisor regarding the use of this information. Please contact an investor services representative at 800-332-5580 or *info@sitinvest.com* if any questions.